DORMIO TECH

INNOVATIVE SLEEP TECHNOLOGY
A Division of Chad Therapeutics, Inc.

10200 MASON AVENUE, SUITE 114
CHATSWORTH, CA 91311

February 26, 2009

Gary R. Todd
Senior Review Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549

Re: CHAD Therapeutics, Inc.
        Form 10-K for the fiscal year ended March 31, 2008
        File No. 1-12214

Dear Mr. Todd:

I am writing in response to your comments and request for additional information regarding the above filings by CHAD Therapeutics, Inc. (the "Registrant"). Please find our responses set forth below:

General

Item 1. We see that you did not file a Form 10-Q for the quarter ended September 30, 2008. Tell us whether, and if so, when you intend to file the quarterly report for that period,

Response. The Registrant has forwarded your letter to the bankruptcy trustee. All of the Registrant's assets are under the control of the trustee. We believe that, at this time, there may not be sufficient funds to pay for the preparation, review and filing of the Form 10-Q. In any event, we are awaiting the trustee's response.

Item 2. As a related matter, it appears that you may have filed for bankruptcy. If you have filed for bankruptcy, please file an appropriate Item 1.03 Form 8-K.

Response. A report on Form 8-K with respect to our bankruptcy was filed on February 20, 2009.

Annual Report on Form 10-K as of March 31, 2008
Balance Sheets, page 21

Item 3. We note the significant carrying amount of intangible assets. Please tell us how you evaluated the intangible assets as of March and June 2008. Show us that you performed an appropriate analysis under the requirements of SFAS 144.

Response. The Company's intangible assets consist of license fees and the costs associated with obtaining patents including legal and filing fees. At March 31 and June 30, 2008, all of these intangible assets related to products under development for the sleep disorder market. The Company used actual costs when recording the fair value of these intangible assets. The Company reviewed the intangible assets on a quarterly basis to determine if previous and current cash flow projections and product development strategies supported the carrying amounts of the Company's intangible assets. If the Company changed its product strategies or a products cash flow or projected cash flow no longer supported the intangible asset's carrying value, then the Company would have immediately written off all or the appropriate portion of the affected asset.

The Company assessed the sleep market prior to entry and estimated market viability and potential future cash flows for these products based on statistics available for this market. We reviewed statistics provided by the National Institute of Health indicating that over 12 million Americans have sleep disorders, as well as statistics from Medicare's Sleep Product Utilization for 2006 showing that $607 million in sleep disorder related charges were allowed and there was 19% to 64% growth in each of the various reimbursement categories over the previous year. We also considered data provided by the Associated Professional Sleep Society, American Association of Sleep

Technologies, and the American Academy of Sleep Medicine including the number of sleep labs, patient back logs, and currently available treatment practices. We also considered products available in the marketplace and potential competitors for the sleep disorder market. We also considered testing results and clinical data on the products performed at the Stanford University Sleep Clinic. On July 29, 2008, the Company announced it had received clearance from the FDA to market its first sleep product, the FloCHANNEL diagnostic device. The Stanford University Sleep Clinic had indicated it was going to purchase these diagnostic units for each of the beds in the clinic as soon as they were available. Finally, we considered the level of interest in these products demonstrated by independent companies that had indicated a potential interest in acquiring the product rights and related technology. Based on the foregoing, as of the time the referenced reports were prepared and filed in June and August of 2008, we believed that the commercial potential for the products under development for this market justified the carrying values of the intangible assets related to the sleep disorder products and there was no need to adjust such values.

From April 2008 through December 2008, we engaged in discussions with several parties who expressed an interest in investing in the Company in order to enable us to commercialize the sleep disorder products. At the time that the periodic reports were filed for the year ending March 31, 2008 and the quarter ended June 30, 2008, we had every expectation that the Company would receive additional funding to pursue the development and commercialization of the sleep products. Ultimately, no deal was reached with any investor. Although we cannot be certain as to why we were unable to reach any deal with a prospective investor, we note the following. 1. Prospective investors required as a condition of their investment that current and former officers of the Company compromise their severance rights in order to reduce the amount of money the Company would be required to pay severed employees. One former officer, who was due severance of approximately $500,000, refused to compromise her claim. 2. Market conditions worsened significantly starting in September 2008, chilling the interest of potential investors.

Notwithstanding these adverse conditions, we continued to receive contacts from potential investors expressing an interest in an investment in our sleep disorder business. Ultimately, none of these prospective investors proceeded and, by the end of the calendar year, it had become apparent we would not be able to raise sufficient funds to pursue this business.

Lastly, we acknowledge that:
> The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
>
> Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
>
> The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the captioned filings, please direct them to our legal counsel, Hillel T. Cohn at Morrison & Foerster LLP.

Sincerely,

Tracy A. Kern
Former Chief Financial Officer